UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011
Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN OBTAINS TEMPORARY INUNCTION TO HALT SHALDIELI TRANSACTION

Toronto, Ontario, January 5, 2011 – Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”) reports that today, in response to a petition filed by Bontan, the Economic Division of the Tel-Aviv Jaffa District Court, issued a temporary injunction enjoining the shareholders’ meeting of Shaldieli Ltd., an Israeli shell public company (“Shaldieli”), originally scheduled for January 17.  The meeting was called to approve a transaction in which the 50% interest in IPC Oil and Gas (Israel) Limited Partnership (“IPC Israel”) owned by Bontan’s 76.79%-owned Cayman Islands subsidiary, Israel Petroleum Company, Limited (“IPC Cayman”), would be transferred to Shaldieli and Shaldieli would issue 90% of its common equity to IPC Cayman.  Pending a hearing by the court, neither the meeting nor the proposed transaction may proceed.

 IPC Israel is the registered owner with the Israel Petroleum Commissioner of a 13.609% working interest (the “Working Interest”) in the “Myra” and “Sara” Israeli government-issued licenses (the “Licenses”) to conduct marine oil and gas exploration in an approximately 310 square mile area of the Levantine Basin, about 40 km off the coast of Israel (the “Offshore Israel Project”).

As previously reported, Bontan, as the majority owner of IPC Cayman, believes that the Shaldieli transaction is subject to its approval.  Bontan has never given this approval and, in fact, has adopted a resolution voting its shares in IPC Cayman against proceeding with the transaction.

Kam Shah, Bontan’s Chief Executive Officer, commented, “We are pleased that an Israeli court has granted a temporary injunction which prevents the Shaldieli transaction from proceeding and protects Bontan’s rights. Of course, we cannot assure that, after further hearings, the court will make its temporary order permanent or that we will otherwise resolve our issues with Shaldieli and ITC.”

Additional Information About the Offshore Israel Project

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.  Bontan’s indirect share of the Working Interest in the Licenses is 5.23%.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, President and Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. If the Israeli court lifts its temporary restraining order, Bontan cannot assure that ITC will not attempt to consummate the Shaldieli transaction in contravention of agreements with Bontan and Bontan’s vote against approving or proceeding with the transaction.  Bontan’s engagement of additional law firms will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Dated: January 5, 2011

BONTAN CORPORATION INC.

By:   /S/
Kam Shah
Chief Exective Office